Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company
The Stars Group Inc. (“The Stars Group”, or the “Company”) 200 Bay Street South Tower, Suite 3205 Toronto, Ontario, Canada M5J 2J3
2.	Date of Material Change
June 5, 2018.
3.	News Release

A news release relating to the material change was issued and disseminated on June 5, 2018 through CNW Group and subsequently filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

On June 5, 2018, The Stars Group announced that it has elected to effect the conversion of all of its outstanding convertible preferred shares pursuant to their terms. On May 30, 2018, the common share price and trading volume requirements entitling The Stars Group to mandatorily convert the preferred shares into common shares were met and the effective date of the mandatory conversion date will be July 18, 2018 at the close of business. On such date, all of the preferred shares outstanding will be converted at a rate of approximately 52.66 common shares per preferred share, resulting in the cancellation of all the preferred shares and termination of all rights associated therewith. Based on the 1,138,978 preferred shares outstanding as of June 5, 2018 and assuming no voluntary conversions prior to the mandatory conversion date, the mandatory conversion would result in the issuance of approximately 59.98 million common shares.

5.	Full Description of Material Change

On June 5, 2018, The Stars Group announced that it has elected to effect the conversion of all of its outstanding convertible preferred shares pursuant to their terms. On May 30, 2018, the common share price and trading volume requirements entitling The Stars Group to mandatorily convert the preferred shares into common shares were met and the effective date of the mandatory conversion date will be July 18, 2018 at the close of business. On such date, all of the preferred shares outstanding will be converted at a rate of approximately 52.66 common shares per preferred share, resulting in the cancellation of all the preferred shares and termination of all rights associated therewith. Based on the 1,138,978 preferred shares outstanding as of June 5, 2018 and assuming no voluntary conversions prior to the mandatory conversion date, the mandatory conversion would result in the issuance of approximately 59.98 million common shares.

The preferred shares were issued on August 1, 2014 at a subscription price equal to C$24.00 per underlying common share in connection with The Stars Group's acquisition of its Stars Interactive Group online gaming division and the conversion ratio of such preferred shares has increased at a rate of 3% every six months since issuance, resulting in incremental common shares issuable to the holders thereof upon conversion. No action by the holders of preferred shares is required to effect the mandatory conversion at this time, however holders of preferred shares may elect to voluntarily convert their shares prior to the mandatory conversion date in accordance with the terms of the preferred shares.

On June 13, 2018, subsequent to the material change described in this report, The Stars Group was served with a Notice of Application filed by two holders of its preferred shares in the Ontario Superior Court of Justice in respect of The Stars Group’s pending mandatory conversion. The applicants are seeking, among other things, a declaration of the Court that the Liquidity Condition (as defined in the preferred share terms) required for the mandatory conversion be based on the trading volume of The Stars Group’s common shares solely on the Toronto Stock Exchange, as opposed to including trading volume from the Nasdaq Stock Market or any other exchange or trading platform, and therefore the Liquidity Condition was not met, and an injunction from the Ontario Superior Court of Justice to prohibit the mandatory conversion.  The Application is scheduled to be heard on July 13, 2018. Although The Stars Group remains of the view that it is entitled to convert the Preferred Shares as of July 18, 2018, there can be no assurance that The Stars Group’s mandatory conversion will withstand this court challenge.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
For further information please contact: David Gruberg Vice President, Legal Affairs 1-786-475-9754
9.	Date of Report
June 15, 2018.